EXHIBIT C

Unaudited Condensed Consolidated Financial Statements for the Six-Month Period ended June 30, 2009

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Condensed Consolidated Financial Statements at

June 30, 2009 and December 31, 2008

and Report of Independent Registered

Public Accounting Firm

Index to Financial Statements

Page

Index to Financial Statements	C-1
Condensed Consolidated Balance Sheets at June 30, 2009 and December 31, 2008	C-2
Condensed Consolidated Statements of Income and Comprehensive Income for the Six-month Periods Ended June 30, 2009 and 2008	C-4
Condensed Consolidated Statements of Cash Flows for the Six-month Periods Ended June 30, 2009 and 2008	C-6
Condensed Consolidated Statements of Shareholders’ Equity for the Six-Month Periods Ended June 30, 2009 and 2008	C-7
Notes to the Condensed Consolidated Financial Statements for the Year Ended December 31, 2008 and for the Six-Month Periods Ended June 30, 2009 and 2008	C-8

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Condensed Consolidated Balance Sheets

In millions of U.S. dollars

	Note	June 30, 2009	December 31, 2008
		(Unaudited)
Assets

Current assets
Cash and cash equivalents	4	688.9	1,391.4
Temporary cash investments	5	1,180.6	810.1
Trade accounts receivable, net	6	464.7	438.1
Customer and commercial financing		12.8	8.6
Collateralized accounts receivable		11.4	11.5
Inventories	7	2,867.2	2,829.0
Deferred income taxes	14	96.0	154.3
Other assets		199.8	273.5

		5,521.4	5,916.5

Non-current assets
Inventories	7	7.4	8.0
Trade accounts receivable	6	5.1	5.9
Customer and commercial financing		532.5	510.4
Collateralized accounts receivable		467.3	467.1
Guarantee deposits		499.4	493.2
Property, plant and equipment, net		748.0	737.9
Goodwill		14.5	14.5
Investments		63.8	68.7
Deferred income taxes	14	234.5	173.2
Spare parts exchange pools		82.0	75.4
Court mandated escrow deposits		153.9	123.4
Other assets		63.8	49.7

		2,872.2	2,727.4

Total assets		8,393.6	8,643.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Condensed Consolidated Balance Sheets

In millions of U.S. dollars	(continued)

	Note	June 30, 2009	December 31, 2008
		(Unaudited)
Liabilities and shareholders’ equity

Current liabilities
Loans and financing	10	891.7	529.3
Non-recourse and recourse debt		137.1	137.7
Trade accounts payable		892.3	1,078.1
Advances from customers		1,160.2	1,151.5
Taxes and payroll charges payable	8	39.3	57.5
Deferred income taxes	14	6.6	4.1
Accrued taxes on income		14.7	5.8
Contingencies	9	12.6	9.5
Other payables and accrued liabilities	11	419.9	571.8

		3,574.4	3,545.3

Non-current liabilities
Loans and financing	10	925.5	1,296.1
Non-recourse and recourse debt		365.4	366.9
Advances from customers		328.5	449.2
Contribution from suppliers		65.2	44.3
Taxes and payroll charges payable	8	438.6	343.9
Deferred income taxes	14	132.7	95.5
Contingencies	9	40.7	39.6
Other payables and accrued liabilities	11	193.3	183.8

		2,489.9	2,819.3

Shareholders’ equity

Common shares (1,000,000,000 shares authorized and 740,465,043 shares issued and outstanding)		1,438.0	1,438.0
Special common share (R$ 1 par value, 1 share authorized, issued and outstanding)		—	—
Treasury shares, at cost - 16,800,000 shares		(183.8)	(183.8)
Appropriated retained earnings		80.4	80.4
Unappropriated retained earnings		907.1	862.6
Accumulated other comprehensive income		14.4	12.1

Total Company shareholders’ equity		2,256.1	2,209.3

Noncontrolling interests		73.2	70.0

		2,329.3	2,279.3

Total liabilities and shareholders’ equity		8,393.6	8,643.9

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Condensed Consolidated Statements of Income and Comprehensive Income

Six-month Periods Ended June 30

In millions of U.S. dollars, except earnings per share

	Note	2009	2008
		(Unaudited)	(Unaudited)
Gross sales
Foreign market		2,320.2	2,946.1
Domestic market		314.5	99.5
Sales deductions		(24.0)	(74.7)

		2,610.7	2,970.9
Net sales
Cost of sales and services		(2,064.6)	(2,340.8)

Gross profit		546.1	630.1

Operating income (expenses)
Selling		(140.0)	(199.5)
Research and development		(94.4)	(166.0)
General and administrative		(84.4)	(111.9)
Other operating income (expenses), net		(25.4)	9.2

Income from operations		201.9	161.9

Interest income, net		6.9	84.6
Foreign exchange loss, net		(53.0)	(36.5)

Income before income taxes		155.8	210.0
Income tax (expense) benefit	14	(108.7)	12.2

Income (losses) before equity		47.1	222.2
Equity in earnings of affiliates		—	0.2

Net income		47.1	222.4
Less: Net income attributable to the noncontrolling interest		(2.6)	(3.1)

Net income attributable to Embraer		44.5	219.3

Basic and diluted earnings per share	12	0.0615	0.3010

Basic and diluted weighted average number of shares (in thousands)		723,665	728,538

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Condensed Consolidated Statements of Income and Comprehensive Income

Six-month Periods Ended June 30

In millions of U.S. dollars, except earnings per share

Net income	47.1	222.4
Other comprehensive income	2.9	12.1

Comprehensive income	50.0	234.5
Less: Comprehensive income attributable to the noncontrolling interest	3.2	7.6

Comprehensive income attributable to Embraer	46.8	226.9

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Condensed Consolidated Statements of Cash Flows

Six-month Periods Ended June 30

In millions of U.S. dollars

	2009	2008
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income	47.1	222.4

Adjustments to reconcile net income to cash from operating activities
Depreciation	41.2	32.0
Deferred income taxes	36.7	(36.6)
Unrealized/realized gains on trading securities, net	(7.9)	(11.8)
Trade accounts receivable and customer and commercial financing, net	(38.9)	(3.7)
Inventories	(50.2)	(345.1)
Contribution from suppliers	20.9	10.8
Advances from customers	(112.0)	214.0
Trade accounts payable	(188.3)	228.0
Others	(33.7)	(78.1)

Cash provided by (used in) operating activities	(285.1)	231.9

Cash flows from investing activities
Additions to property, plant and equipment	(49.2)	(115.6)
Purchases and sales of temporary cash investments, net	(357.7)	(6.9)
Others	(2.1)	(0.8)

Cash used in investing activities	(409.0)	(123.3)

Cash flows from financing activities
Proceeds from borrowings	478.4	576.9
Repayment of borrowings	(618.0)	(769.6)
Dividends and/or interest on capital paid	—	(152.7)
Acquisition of own shares for treasury	—	(183.0)
Others	(2.7)	(2.9)

Cash used in financing activities	(142.3)	(531.3)

Effect of exchange rate changes on cash and cash equivalents	133.9	96.0

Decrease in cash and cash equivalents	(702.5)	(326.7)

Cash and cash equivalents, at beginning of the period	1,391.4	1,307.4

Cash and cash equivalents, at end of the period	688.9	980.7

Supplemental disclosure of cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Condensed Consolidated Statements of Shareholders’ Equity

In millions of U.S. dollars, except number of shares (in thousands)

	Capital						Accumulated other comprehensive income
	Number of shares	Amount	Additional paid-in capital	Treasury shares	Appropriated retained earnings	Unappropriated retained earnings		Total Company shareholders’ equity	Noncontrolling interest	Total

At December 31, 2007	740,465	1,438.0		(0.8)	53.6	743.7	15.0	2,249.5	68.7	2,318.2
Net income	—	—	—	—	—	219.3	—	219.3	3.1	222.4
Treasury shares acquired	—	—	—	(183.0)	—	—	—	(183.0)	—	(183.0)
Dividends/interest on capital	—	—	—	—	—	(153.8)	—	(153.8)	—	(153.8)
Cumulative translation adjustment	—	—	—	—	—	—	7.6	7.6	4.5	12.1
Noncontrolling interest	—	—	—	—	—	—	—	—	(4.8)	(4.8)
At June 30, 2008 (Unaudited)	740,465	1,438.0	—	(183.8)	53.6	809.2	22.6	2,139.6	71.5	2211.1

At December 31, 2008	740,465	1,438.0	—	(183.8)	80.4	862.6	12.1	2,209.3	70.0	2,279.3
Net income	—	—	—	—	—	44.5	—	44.5	2.6	47.1
Cumulative translation adjustment	—	—	—	—	—	—	2.3	2.3	0.6	2.9
Noncontrolling interest	—	—	—	—	—	—	—	—	—	—
At June 30, 2009 (Unaudited)	740,465	1,438.0	—	(183.8)	80.4	907.1	14.4	2,256.1	73.2	2,329.3

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

1	The Company and its Operations

Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil. Formed in 1969 by the Brazilian government, the Company was privatized in 1994. The corporate purpose of the Company is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

The Company has grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, executive aviation and defense purposes. The Company has developed and enhanced its engineering and technological capabilities through its development of products for the Brazilian Air Force and through joint development projects with foreign partners. The Company has applied the capabilities it has gained from its defense business to develop its commercial and executive aviation aircraft businesses.

The Company’s shares are listed on the special listing segment of the São Paulo Stock Exchange (BM&FBOVESPA Novo Mercado), and its American Depositary Receipt (“ADR”) are listed on the New York Stock Exchange. The Company does not have a defined controlling group, and its capital comprises only common stock, assuring voting rights to all shareholders.

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices, which are located in Brazil, the United States, France, Spain, China, Portugal and Singapore and are mainly engaged in sales marketing and post sales/maintenance services.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

2	Presentation and Consolidation of Financial Statements

(a)	Presentation

(i)	The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”).

(ii)	A substantial portion of the Company’s sales is destined to export markets and a substantial level of financing, manufacturing and other costs is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with the Financial Accounting Standards Board - FASB Statement of Financial Accounting Standards - SFAS no. 52, “Foreign Currency Translation”. The Company’s Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that its functional currency is the U.S. dollar.

(iii)	For US GAAP purposes, the Company has elected to use the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers. Translation gains and losses are recorded in Foreign exchange loss, net in the statement of income.

(iv)	For subsidiaries whose functional currency is a currency other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet, and income and expense items are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders’ equity, in Cumulative Translation Adjustment. The official exchange rate reported by the Brazilian Central Bank at the balance sheet date were June 30, 2009 – US$ 1.00 : R$ 1.9516; December 31, 2008 - US$ 1.00 : R$ 2.3370.

(v)	These financial statements reflect the retrospective adoption of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”) as of December 31, 2008 and for the six-month period ended June 30, 2009. SFAS 160, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, as shown in the consolidated statements of shareholders’ equity.

(vi)	The consolidated interim financial information for the six-month periods ended June 30, 2009 and June 30, 2008 is unaudited. However, in the opinion of management, such condensed

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

interim consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The significant accounting policies are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2008 (not included herewith). The results of operations for the six-month period ended June 30, 2009 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2009.

(b)	Consolidation

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company, directly or indirectly, has either a majority of the equity of the subsidiary or otherwise has management control and (ii) special purpose entities - SPEs - for which the Company was considered to be the primary beneficiary according to FASB Interpretation 46-R (“FIN 46-R”), “Consolidation of Variable Interest Entities”. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

3	Recently Issued Accounting Pronouncements

The FASB recently issued a number of SFAS and interpretations.

(a)	New accounting standards not yet adopted

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets”, the Board’s objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets. This statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently assessing the potential impact, if any, on our condensed financial statements.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009. Early application is not permitted. We are currently studying the effects of this pronouncement.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Accounting standards recently adopted

From 2009, we fully adopted the accounting standards addressed by the following pronouncements:

•

SFAS 165, “Subsequent Events” (“SFAS 165”). This statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. The Company has adopted this Statement. Management evaluated subsequent events for the purposes of these financial statements through September 23, 2009.

•

FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP shall be effective for interim reporting periods ending after June 15, 2009. The application of FSP FAS 107 - 1 and APB 28 - 1 expands the Company’s disclosures regarding the use of fair value in interim periods. The required information is disclosed in Note 17.

•

SFAS 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133 (“SFAS 161”). SFAS 161 expands the current disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, such that entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under SFAS 133 and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. The required information is disclosed in Note 17.

•

SFAS 141(R), Business Combinations applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

•

This statement shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

4	Cash and Cash Equivalents

	June 30, 2009	December 31, 2008
	(Unaudited)
Cash equivalents
Denominated in U.S. dollars (i)	562.6	1,005.1
Denominated in reais (ii)	36.5	100.1
Denominated in others currencies	4.0	4.7
Cash and bank balances
Denominated in U.S. dollars (i)	18.6	14.3
Denominated in reais (ii)	4.1	217.7
Denominated in others currencies	63.1	49.4

	688.9	1,391.4

(i)	Represents time deposits, money market funds and overnight funds deposited overseas by consolidated subsidiaries.
(ii)	Mainly represented by money market funds with several financial institutions. These funds are exclusively for the benefit of the Company and managed by third parties and accrue monthly commission fees. The funds are comprised of investments that have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (Brazilian Interbank Deposit Rate).

5	Temporary Cash Investments

	June 30, 2009	December 31, 2008
	(Unaudited)
Trading securities	1,168.3	800.4
Held-to-maturity	12.3	9.7

Total	1,180.6	810.1

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

At June 30, 2009 and December 31, 2008, the Company held investments in private investment money market funds, the assets of which are primarily comprised of notes issued by the Brazilian Federal Government, banks certificates of deposits and debentures issued by publicly-traded companies in Brazil. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission fee. The investments have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The Company considers these investments as securities held for trading purposes, with changes in the fair value reflected in results of operations. These private investment funds do not have significant financial obligations. Any financial obligations are limited to asset management and custodial fees, audit fees and similar expenses. No assets of the Company are offered as collateral for these obligations and the creditors of the funds have no recourse against the general credit of the Company.

6	Trade Accounts Receivable

	June 30, 2009	December 31, 2008
	(Unaudited)
Aviation services	271.3	315.5
Defense
Brazilian Air Force	130.3	95.4
Other	2.1	3.3
Commercial aviation	22.5	0.1
Others	77.7	61.6

	503.9	475.9
Less - allowance for doubtful accounts	(34.1)	(31.9)

	469.8	444.0

Less - current portion	464.7	438.1

Long-term portion	5.1	5.9

Unbilled accounts receivables relating to revenues from long-term defense contracts recognized under the Percentage-of-Completion method totaled US$ 62.0 at June 30, 2009 (2008 - US$ 49.7).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The changes to the allowance for doubtful accounts are summarized as follows:

	June 30, 2009	December 31, 2008
	(Unaudited)
Beginning balance	31.9	30.9
Additions	2.6	5.3
Write-offs	(0.4)	(4.3)

Ending balance	34.1	31.9

There were no sales to a single customer greater than 10% of the Company’s net sales for the six-month period ended June 30, 2009. In the year ended December 31, 2008 sales to Northwest Airlines represented 10.5% of the Company’s net sales.

7	Inventories

	June 30, 2009	December 31, 2008
	(Unaudited)
Finished goods (i)	548.1	472.1
Work-in-process (ii)	957.6	1,070.6
Raw materials	1,021.6	894.2
Inventory in transit	294.3	364.7
Advances to suppliers	53.0	35.4

	2,874.6	2,837.0

Less - current portion	2,867.2	2,829.0

Long-term portion	7.4	8.0

(i)	Including five Legacy 600, one EMBRAER 170, two EMBRAER 175s, two EMBRAER 190s, eight Phenoms and five Ipanemas. Of these, two EMBRAER 190s, four Phenoms and three Ipanemas had been delivered by August 31, 2009.
(ii)	Includes US$ 13.9 related to four pre-production series Phenom 100 and 300 aircraft (December 31, 2008 - US$ 13.6 related to eight aircraft), which were in construction or in use under the certification campaign.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The amounts presented above are net of an obsolescence allowance. Changes to this valuation allowance were as follows:

	June 30, 2009	December 31, 2008
	(Unaudited)
Beginning balance	127.7	116.7
Additions	11.7	31.9
Write-off	(0.5)	(19.3)
Foreign exchange (gain) loss	0.4	(1.6)

Ending balance	139.3	127.7

8	Taxes and Payroll Charges Payable

	June 30, 2009	December 31, 2008
	(Unaudited)
Disputed taxes and social charges (*)	425.9	332.1
Current taxes (other than taxes on income)	35.7	54.4
Refinanced taxes	16.3	14.9

	477.9	401.4

Less - current portion	39.3	57.5

Long-term portion	438.6	343.9

(*)	As described more fully below, the Company is challenging through legal proceedings the merit and constitutionality of certain taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision on such cases, the Company is recognizing as expenses the total amount of the legal obligations and accruing interest calculated based on the SELIC (Central Bank overnight rate) on those liabilities, as it would be required to do were the Company’s position in these lawsuits not prevail. The SELIC rate was 9.16% at June 30, 2009 (December 31, 2008 – 13.66%).

A brief description of the Company’s legal challenges is set forth below:

(i)	The Company is challenging the basis for calculating COFINS and PIS (indirect sales taxes) and the incidence of this tax in certain periods in the amount of US$ 71.5 for which the Company has corresponding escrow deposits.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	The Company is challenging the payment of the social contribution tax on export sales revenue and is claiming the right to offset part of these credits against IPI (Tax on Industrialized Products) credits on the acquisition of non-taxable or zero-rated raw material inputs. In 2007, the Company obtained a favorable decision from the Supreme Court of Justice to avoid the payments until a final decision. The administrative proceeding of IPI resulted in a partially unfavorable final decision against the Company and the amount due was paid. The penalties were deposited into court. Taxes accrued but not paid related to this claim were US$ 227.5 as of June 30, 2009 (December 31, 2008 – US$ 192.4).

(iii)	The Company is challenging the right to offset IPI credits on the acquisition of non-taxable or zero-rated raw material inputs against income and social contribution taxes. The amount of taxes accrued but not paid related to this claim as of June 30, 2009 was US$ 14.6 (December 31, 2008 – US$ 11.8).

(iv)	The Company is required to pay to the government an SAT levy (Workers Compensation Insurance) at a rate of 3% of wages. In June 2008, the Company obtained a court order to reduce the tax rate to 1% and the difference has been accrued. In 2008 the Company reversed US$ 4.1, relating to the differences in rates. Additionally, the Company reversed US$ 31.0 in 2008, related to “INSS Trimestralidade” as the Government’s right to constitute credits on social security prescribed.

Court-mandated escrow deposits are made as required.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

9	Contingencies

The Company is party to certain legal proceedings arising in the normal course of business and has made provisions when management believes that it can reasonably estimate probable losses. In connection with some of these proceedings, court-mandated escrow deposits, recorded in other assets, are made which will only be released to the Company upon a final judgment in its favor. The provisions for tax contingencies and other litigation and the corresponding deposits are as follows:

	June 30, 2009 (Unaudited)		December 31, 2008
	Court-mandated escrow deposits	Provisions	Court-mandated escrow deposits	Provisions

Labor related		28.3		22.6
Tax related	6.1	24.6	5.6	20.3
Civil related				6.2
Other		0.4

	6.1	53.3	5.6	49.1

Less - current portion		12.6		9.5

Long-term portion	6.1	40.7	5.6	39.6

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The activity in the provision account was as follows:

	Labor Contingencies and Other	Tax contingencies	Civil disputes
At December 31, 2007	27.3	25.7	6.5
Additions	1.0		0.8
Interest	2.7	0.7	0.5
Payments/reversals	(1.9)
Translation adjustments	(6.5)	(6.1)	(1.6)

At December 31, 2008	22.6	20.3	6.2

Additions	0.6
Interest	1.4	0.5
Payments/reversals	(0.5)	(0.7)	(6.3)
Translation adjustments	4.6	4.5	0.1

At June 30, 2009 (Unaudited)	28.7	24.6	—

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

10	Loans and Financing

	Final maturity	Currency	Annual interest rate - %	June 30, 2009	December 31, 2008
				(Unaudited)
Foreign currency
Working capital	2017	U.S. dollar	1.25% to 6.375%	529.5	545.7
			LIBOR 6M and 12M plus 0.50% to 0.55%
	2011	Euro	Euribor plus 0.60% to 1.25%; 1.65%	45.6	46.5
	2009	Sterling	6.20%	—	0.1
	2009	Chinese Yuan	4.78%	21.3	22.0
Materials acquisition	2012	U.S. dollar	LIBOR 6M plus 0.45% to 1.10%; 5.75%	274.1	36.9
Project development	2016	U.S. dollar	LIBOR + 0.875 to 1.75%	122.1	135.0
Export financing	2010	U.S. dollar	6.30% to 7.81%	56.3	55.9
Property and equipment	2035	U.S. dollar	3.53% to 5.35%	25.3	25.7
Advances on foreign exchange contracts	2009	U.S. dollar	4.20% to 8.50%	—	341.2

				1,074.2	1,209.0

Brazilian Reais
Export financing	2010	Reais	TJLP plus 2.09% to 2.10%	662.8	545.2

Project development	2015	Reais	TJLP plus 5.00%	80.2	71.2

				743.0	616.4

Total debt				1,817.2	1,825.4

Less - current portion				891.7	529.3

Long-term portion				925.5	1,296.1

Definitions:

•

LIBOR - London Interbank Offered Rate, fixed semiannually or annually, varying in accordance with the loan agreement, and was 1.11% to 1.61% p.a. at June 30, 2009 (December 31, 2008 – 1.75% to 2.00% p.a.).

•	Euribor - Euro Interbank Offered Rate fixed semiannually, was 1.31% p.a. at June 30, 2009 (December 31, 2008 – 2.97% p.a.).

•	TJLP - the Brazilian Federal Government nominal Long-term Interest Rate, fixed quarterly and was 6.00% p.a. at June 30, 2009 (December 31, 2008 – 6.25% p.a.).

The Company has a standby syndicated credit line of up to US$ 500.0 for which maintenance costs are included in Interest income, net. At June 30, 2009, the Company had used part of this credit line, recorded under “materials acquisition”, leaving a balance of US$ 250.0.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

In October 2006, the Company’s wholly-owned subsidiary Embraer Overseas Limited issued US$400.0 6.375% Guaranteed Notes due 2017 in an offering subsequently partially registered with the US Securities and Exchange Commission. The notes are fully and unconditionally guaranteed by the Company.

Maturities of long-term debt as of June 30, 2009, including accrued interest, are as follows:

Year
2010	63.5
2011	292.5
2012	108.5
2013	26.8
2014	18.7
Thereafter	415.5

925.5

At June 30, 2009, US$201.4 of debt is secured by a combination of mortgages on real estate, mortgages on machinery and equipment and by an escrow account.

Restrictive covenants

Loan agreements with certain financial institutions, representing US$ 441.7 at June 30, 2009 (December 31, 2008 - US$201.4), US$ 384.7 of which is classified as long-term (December 31, 2008 - US$139.1), contain certain restrictive covenants. These require that the Company maintain a maximum leverage ratio of 3.5:1 (debt to EBITDA - earnings before interest, taxes, depreciation and amortization (based on US GAAP figures) and a minimum debt service coverage ratio of 3.0:1 (EBITDA to financial expenses based on US GAAP figures) and that the Company’s shareholders’ equity be higher than R$2.3 billion. In addition, there are other general restrictions related to new pledges of assets, significant changes in control, disposition of assets, dividend payments during an event of default and transactions with affiliates. As of June 30, 2009, the Company was in compliance with all restrictive covenants, except for its subsidiary OGMA, whose financial debt to EBITDA ratio was in excess of contractually agreed levels. The subsidiary obtained a waiver from the creditor after December 31, 2008, and, as a result, there was no cross-default with clauses in other contracts.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

11	Other Payables and Accrued Liabilities

	June 30, 2009	December 31, 2008
	(Unaudited)
Accrued payroll and related charges	133.3	111.2
Unearned income(i)	127.1	116.5
Product warranties(ii)	102.7	96.1
Sundry creditors	64.0	56.3
Deferred income(iii)	44.4	44.1
Provision related to financial guarantee (Note 18)	26.3	27.4
Capital lease obligation	21.2	19.4
Product improvement accruals (ii)	17.8	21.5
Accrued employee profit sharing (Note 3(p))	10.2	44.4
Unrealized losses on derivatives (Note 15)	7.7	166.5
Security deposits	4.9	4.9
Accrued materials	3.0	3.8
Financial credits	2.9	3.3
Post retirement benefits	2.8	2.8
Insurance	0.5	4.2
Other	44.4	33.2

	613.2	755.6
Less – current portion	419.9	571.8

Long-term portion	193.3	183.8

(i)	Represent unearned income from sales of spare parts, services related to technical assistance and training of mechanics and crews which will be recognized when the product or service is provided to the customer.
(ii)	Includes warranty and contractual obligations to implement improvements to aircraft sold (Note 18).
(iii)	Refers to certain aircraft sales that, due to contractual obligations are accounted for as operating leases.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

12	Earnings per Share

Basic earnings per common share was computed by dividing net income attributable to Embraer available to common shareholders by the weighted average number of common shares outstanding during the period. Undistributed net income attributable to Embraer is computed by deducting total dividends from net income attributable to Embraer.

The computation of basic and diluted earnings per share for the six months ended June 30, 2009 and 2008:

	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Basic numerator
Actual dividends declared/paid	—	37.7
Basic allocated undistributed earnings	44.5	181.6

Net income attributable to Embraer	44.5	219.3

Basic denominator	44.5	219.3
Weighted average number of shares (thousands)	723,665	728,538

Basic and diluted earnings per share - U.S. dollars	0.0615	0.3010

13	Review of Cost Base and Personnel Structure

In order to adapt the Company’s cost base and personnel structure to the reduced level of economic activity, the Company reduced its staff, including through the elimination of one hierarchical level of its management structure. Termination costs recorded in “Other operating income (expenses), net” in the six-month period ended June 30, 2009 totaled US$52.3 and included US$23.1 of government severance indemnity fund payments to employees, US$ 10.3 in prior notice charges, US$8.8 in termination fines, US$ 6.2 of costs associated with extended medical assistance and US$3.9 other termination costs.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

14	Income Taxes

	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Current	(72.0)	(24.4)
Deferred
Temporary differences	(25.1)	34.0
Tax loss carryforwards	(11.6)	2.6

Total deferred	(36.7)	36.6

Income tax (expense) benefit	(108.7)	12.2

The reconciliation of reported income tax (expense) benefit to the amount calculated based on the Brazilian combined nominal statutory tax rate is summarized as follows:

	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Income before taxes as reported	155.8	210.0
Combined statutory income tax rate - %	34	34

Tax expense at statutory income tax rate	(53.0)	(71.4)

Translation effects (including SFAS 109 9(f))	(58.3)	20.5
Other tax incentives		1.8
Benefit from distribution of interest on capital		28.0
Research and development tax incentives	23.0	34.4
Change in deferred tax valuation allowance	(2.9)	(5.3)
Non-deductible expenses, net	(4.5)	(1.9)
Differences in foreign jurisdiction tax rates	(11.8)	8.0
Other	(1.2)	(1.9)

Income tax (expense) benefit as reported	(108.7)	12.2

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The effects of book adjustments in relation to the underlying tax basis, have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS 109 -“Accounting for Income Taxes”, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to U.S. dollars at historical exchange rates and that result from changes in exchange rates in local currency for tax purposes. The change in the SFAS 109 paragraph 9(f) balance arises from differences between the tax basis expressed in Brazilian reais of non-monetary assets, particularly during the period of formation of inventories, and the corresponding amounts recorded in the U.S. dollar financial statements. These differences arise as the Brazilian real appreciates or depreciates against the U.S. dollar.

Deferred tax assets and liabilities are comprised of the following:

	June 30, 2009	December 31, 2008
	(Unaudited)
Deferred tax assets
Temporary differences
Deferred deductibility of research and development and other charges	230.0	162.3
Accrued expenses temporarily not tax deductible	95.0	146.2
Accrued taxes other than taxes on income	91.3	76.7
Accrual for product warranties and improvements	40.4	39.5
Differences in tax basis of inventory	37.3	30.0
Differences in tax basis of property, plant and equipment	9.3	7.9
Accrued post-retirement benefits	0.9	0.9
Other	26.4	23.0
Tax loss carryforwards (i)	13.1	21.8
Valuation allowance (ii)	(5.1)	(2.3)

Total deferred tax assets	538.6	506.0

Deferred tax liabilities
Temporary differences

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

	June 30, 2009	December 31, 2008
	(Unaudited)
Deferred deductibility of research and development and other charges	(302.4)	(234.5)
Differences in tax basis of property, plant and equipment	(14.5)	(14.1)
Other	(30.5)	(29.5)

Total deferred tax liabilities	(347.4)	(278.1)

Net deferred tax asset	191.2	227.9

(i)	Tax loss carryforwards are derived from:

	June 30, 2009	December 31, 2008
	(Unaudited)
Brazilian entities	10.9	19.6
Foreign jurisdictions	2.2	2.2

	13.1	21.8

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period. Tax losses from foreign subsidiaries are not subject to any statute of limitations.

(ii)	The valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil. Changes in the valuation allowances are as follows:

	June 30, 2009	December 31, 2008
	(Unaudited)
Beginning balance
Additions	2.2	3.5
Reversals	3.0	2.1
Write-off	(0.1)	(3.4)

Ending balance	5.1	2.2

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

15	Financial Instruments and Risk Management

The Company is primarily engaged in the assembly and sale of aircraft to various markets. More than 95% of the Company’s sales are exports and sales prices are U.S. dollar-denominated, which is the Company’s functional currency. Nevertheless, a significant portion of the Company’s labor costs and other local cost overheads are Brazilian real-denominated.

Therefore, the Company maintains certain monetary assets and liabilities, mainly represented by taxes recoverable and payable, cash equivalents and loans, in Brazilian reais, to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to its projected future cash flows.

The Company’s market risks include fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include monitoring the Company’s level of exposure to each market risk, including the analysis of the amounts based on projected future cash flows, the matching of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. These procedures may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. By using derivative instruments, the Company exposes itself to credit risk (Note 16).

(a)	Interest rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company’s loans.

The Company’s U.S. dollar-denominated debt bears interest at fixed or variable interest rates based on six-month or twelve-month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian reais and in euros. The Brazilian real-denominated debt bears interest at a variable rate based on the TJLP and the Euro-denominated debt bears interest at fixed rates.

The Company’s interest rate risk management strategy may use derivative instruments to mitigate interest rate volatility.

(b)	Foreign exchange rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in foreign exchange rates. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar and Euro/U.S. dollar exchange rates. The Company aims to mitigate its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward cross-currency interest rate swap contracts and “NDF’s” to implement this strategy.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(c)	Derivative financial instruments

Derivative instruments outstanding are as follows:

					June 30, 2009
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate - %	Gain/(loss) fair value
					(Unaudited)
Project development	Swap (variable interest into fixed interest - US$)	2016	120.0	5.910	(7.7)
Non-recourse and recourse debt	Swap (fixed interest into variable interest US$)	2021	181.8	5.964	15.4

					7.7

December 31, 2008
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate - %	Gain/ (loss) fair value

Project development	Swap (variable interest into fixed interest - US$)	2016	130.2	5.910	(10.3)
Export financing	Cross currency swap (US$ fix to a percentage of CDI)	2009	130.0	Asset 5.26 p.a. + FX variation (US$ - R$) liability 99 of CDI	1.1
Non-recourse and recourse debt	Swap (fixed interest into variable interest US$)	2021	185.9	5.958	28.8

					19.6

December 31, 2008
Underlying transactions	Type	Original Currency	Negotiated currency	Notional amount	Gain/(loss) fair value

Future exports	NDF	U.S. dollars	Reais	575.0	(156.1)

					(156.1)

16	Concentration of Credit Risk

The Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk derives from the sales of aircraft, spare parts and related services to its customers, including the financial obligations related to these sales (Note 17).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

Financial instruments which may potentially subject the Company to concentrations of credit risk include (a) cash and cash equivalents, (b) trade and other accounts receivable, (c) customer commercial financing, (d) advances to suppliers and (e) financial derivative contracts. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with investment grade-rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable and customer commercial financing, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Company addresses credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

The Company may also have credit risk related to the sale of aircraft while its customers are finalizing the financing structures for their purchases from the Company. To minimize these risks, customer credit analyses are continuously monitored and the Company works closely with the financial institutions to facilitate customer financing.

17	Fair Value of Financial Instruments

(a)	SFAS 157 adoption

The Company adopted SFAS 157, Fair Value Measurements effective January 1, 2008, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

	Fair value measurements at June 30, 2009 (Unaudited)
	Quoted prices in active markes for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Assets
Trading securities	977.4	125.0	100.1	1,202.5
Derivatives		15.4		15.4

Liabilities
Derivatives		7.7		7.7

The table below presents reconciliation for the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2009 to June 30, 2009.

Fair Value Measurements using significant unobservable inputs (Level 3) at June 30, 2009
(Unaudited)
Beginning balance	109.7
Losses (unrealized)	(9.6)

Ending balance	100.1

Level 3 investment securities primarily relate to certain investment positions in an exclusive fund which invests in 9 different hedge funds in the total amount of US$100.1 that are accounted for as trading securities under SFAS No. 115. Due to the market turmoil a portion of the assets held by the funds may not have an active market price and, as a consequence, considerable assumptions were made by each of the Managers of the funds in the determination of the market value of those assets, including a third part appraisal valuation.

Gains and losses included in the income statement for the year ended June, 2009 are recorded under “Interest income, net”.

(b)	Fair value measurements

The following estimated fair value amounts have been determined using available market information and appropriate valuatin methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of held-to-maturity securities is estimated using the discounted cash flows method. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated based on the market forecasted curves for the remaining cash flow of each obligation.

The estimated fair values of financial instruments are as follows:

	June 30, 2009		December 31, 2008
	(Unaudited)
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
Financial assets
Cash and cash equivalents	688.9	688.9	1,391.4	1,391.4
Trading securities	1,202.5	1,202.5	836.5	836.5
Trade accounts receivable, net	469.8	469.8	444.0	444.0
Guarantee deposits	499.4	499.4	493.2	493.2
Held-to-maturity securities	41.5	38.5	42.3	40.3
Derivatives	15.4	15.4	29.9	29.9

Financial liabilities
Loans and financing	1,817.2	1,771.6	1,825.4	1,688.7
Trade accounts payable	892.3	892.3	1,078.1	1,078.1
Derivatives	7.7	7.7	166.5	166.5

18	Off-Balance Sheet Arrangements

The Company participates in certain off-balance sheet arrangements, in the normal course of business, including by providing guarantees, repurchase obligations, trade-in and product warranty commitments.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(a)	Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantee is made only upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company bears the difference between the specific guaranteed amount and the actual fair market value. The Company’s exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying asset meet tight specific return conditions.

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	June 30, 2009	December 31, 2008
	(Unaudited)
Maximum financial guarantees	1,511.1	1,537.4
Maximum residual value guarantees	757.1	754.0
Mutually exclusive exposure (*)	(393.9)	(393.9)
Provisions and liabilities recorded	(26.3)	(27.4)

Off-balance sheet exposure	1,848.0	1,870.1

Estimated proceeds from performance guarantees and underlying assets	2,101.9	2,013.5

(*)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, the residual value and financial guarantees have not been combined to calculate the maximum exposure.

As of June 30, 2009 and December 31, 2008, the Company had escrow deposits of US$ 304.3 and US$ 299.7, respectively, in favor of third parties to whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Aircraft trade-in options

In connection with the signing of a purchase agreement for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Currently, the Company has entered into a total of 15 trade-in aircraft options. From these 15 trade-in options, 12 rights were exercised through December 31, 2008. Of these 12 aircraft, four were received by the end of 2008 and the remaining eight were received in the first half of 2009. The Company’s obligation to receive the remaining three aircraft as trade-ins are directly tied to contractual obligations. The Company monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation and based on third parties appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without losses.

(c)	Product warranties

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that include, among other things, warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two to five years.

Product and performance provisions are included in other payables and accrued liabilities and presented the following activity:

	Product warranties	Product improvement accruals	FIN-45 guarantee liability
At December 31, 2007	104.9	21.4	24.5
Additions	73.8	18.4	5.4
Payments/reversals	(82.6)	(18.3)	(2.5)

At December 31, 2008	96.1	21.5	27.4
Additions	25.9	2.7	0.2
Payments/reversals	(19.3)	(6.4)	(1.3)

At June 30, 2009 (Unaudited)	102.7	17.8	26.3

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

19	Supplemental Disclosure of Cash Flow Information

	June 30, 2009	June 30, 2008
	Unaudited	Unaudited
Cash paid during the period
Interest	42.1	71.9
Income tax	7.0	11.4

Non-cash financing and investing transactions
Assets acquired under capital leases	1.1	5.4

20	Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, executive aviation, aviation services, defense and government and others.

(a)	Commercial aviation segment

The Company developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-seat regional jet based on the ERJ 145, was introduced in July 1999. In addition, The Company developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which the Company began delivering in the second half of 2001. The Company believes that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. The Company is continuing to develop the EMBRAER 170/190 jet family with its 70-122 seat platform to serve the trend in the commercial airline market towards larger, faster and longer range jets and to further diversify its strength in the jet market.

(b)	Executive aviation

The Company has developed a line of executive jets, the Legacy 600 and is developing additional executive jets in the very light, light and ultra-large segments - namely - the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500 , respectively. The Company markets its executive jets to customers, including fractional ownership companies, charter companies, air-taxi companies and high net-worth individuals.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(c)	Aviation services

The Company provides after-sales customer support services and manufactures and markets spare parts for the fleets of its commercial, executive and defense and government customers. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services.

(d)	Defense segment

The Company designs, develops, integrates and manufactures a wide range of defense and government products, principally for transport, training, light attack and surveillance aircraft.

The Company is the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet. The Company has also sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico.

(e)	Others

The Company recognizes revenues related to sales of used aircraft or leases to customers primarily through its leasing subsidiary, ECC Leasing Co. Ltd. In addition, the Company provides structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. The Company also manufactures landing gear, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft.

Other unallocated costs include corporate costs not allocated to the operating segments. Unallocated capital expenditures and depreciation related primarily to shared service assets.

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

	June 30, 2009	June 30, 2008
Net sales by geographic area	(Unaudited)	(Unaudited
Americas (excluding Brazil)
Commercial aviation	535.0	1,167.0
Executive aviation	54.3	198.5
Aviation services	120.6	109.7
Defense	21.3	90.0
Others	20.2	26.6

	751.4	1,591.8

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

Brazil
Commercial aviation	182.0
Aviation services	2.0	6.3
Defense	113.5	89.9
Others	17.0	3.3

	314.5	99.5

Europe
Commercial aviation	662.8	341.5
Executive aviation	55.1	101.4
Aviation services	107.5	122.9
Defense	6.9	8.2
Others	3.7	3.5

	836.0	577.5

Others
Commercial aviation	452.1	552.5
Executive aviation	168.8	101.4
Aviation services	60.0	41.3
Defense	27.1	4.7
Others	0.8	2.2

	708.8	702.1

	2,610.7	2,970.9

The following table presents statement of income information by operating segment:

	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Operating income
Net sales
Commercial aviation	1,832.5	2,061.1
Executive aviation	278.3	401.2
Aviation services	289.3	280.2
Defense	168.8	192.8
Others	41.8	35.6

	2,610.7	2,970.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and December 31, 2008

In millions of U.S. dollars, unless otherwise stated

	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited
Operating income
Cost of sales and services
Commercial aviation	(1,483.6)	(1,761.2)
Executive aviation	(220.5)	(279.5)
Aviation services	(197.3)	(137.3)
Defense	(146.3)	(130.2)
Others	(16.9)	(32.6)

	(2,064.6)	(2,340.8)

Gross profit
Commercial aviation	348.9	299.9
Executive aviation	57.8	121.7
Aviation services	92.0	142.9
Defense	22.5	62.6
Others	24.9	3.0

	546.1	630.1

Operating expenses
Commercial aviation	(83.6)	(178.8)
Executive aviation	(63.0)	(141.4)
Aviation services	(62.3)	(46.4)
Defense	(14.8)	(29.0)
Others	(7.8)	(0.6)
Unallocated corporate expenses	(112.7)	(72.0)

	(344.2)	(468.2)

Income from operations	201.9	161.9

21	Subsequent Events

On July 16, 2009 the Company entered into an R$300.0 long-term pre-export finance facility with BNDES. The facility was fully disbursed in September 10, 2009 and will be repayable in three years.

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